Exhibit 99.1

Sundial Announces New Board Member

CALGARY, Nov. 28, 2019 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial") and Greg Mills, Chair of the Board, are pleased to announce that Zachary George has been appointed to the Board of Directors ("Board"), effective November 27, 2019. Mr. George will also be the Chair of the newly formed Operations and Capital Committee of the Board.

"We are excited to welcome Zach as a new director to Sundial's Board," said Ted Hellard, Executive Chairman of Sundial. "Zach complements our Board's skills and experiences and we are confident he will provide valuable perspectives as we continue to execute our strategy and enhance value for Sundial shareholders."

Mr. George brings a wealth of experience to Sundial having spent more than 15 years evaluating catalyst-based investment opportunities across the capital structure of North American companies with a focus on real assets.  Mr. George has worked in a management capacity, including as a Chief Executive Officer with numerous corporate boards to turn around operations, effect corporate action and implement governance policies in order to maximize shareholder value.

Mr. George co-founded the alternative investment platform FrontFour Capital Group LLC and currently serves as a trustee and director on the boards of Cominar REIT and Trez Capital Junior MIC.  He previously served as the Chairman of the boards of FAM REIT and Huntingdon Capital Corp., as the lead independent director of both Cornell Companies Inc. and PW Eagle Inc., and on the boards of Allied Defense Group Inc. and IAT Air Cargo Facilities Income Fund.

"Zach joins Sundial at an exciting time as we continue to optimally organize for success," added Torsten Kuenzlen, CEO of Sundial. "Zach's capabilities and track record of value creation will further strengthen Sundial's position as a leading international cannabis company. We look forward to working with Zach as we continue to build Sundial as a leader in the industry."

Sundial's Board regularly evaluates its composition to ensure it includes the appropriate mix of skills, experience and perspectives necessary to drive growth for all Sundial shareholders. The Board is now composed of seven directors.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and Play:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

Sundial employs over 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, the potential expansion plans of the Company in Canada. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:30e 28-NOV-19